NO ACT

PE 12-10-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005672

February 2, 2011

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-2-11

David B. Harms
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Re: AT&T Inc.
Incoming letter dated December 10, 2010

Dear Mr. Harms:

This is in response to your letters dated December 10, 2010, January 2, 2011, and February 1, 2011 concerning the shareholder proposal submitted to AT&T by Trillium Asset Management Corporation on behalf of Dave Dederer, Michael Diamond, Tamra Davis, and John P. Silva; the Benedictine Sisters of Virginia; St. Scholastica Monastery; and the Benedictine Sisters of Mount St. Scholastica. We also have received letters from Trillium Asset Management Corporation dated January 13, 2011, and January 31, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Jonas Kron
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

February 2, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 10, 2010

The proposal requests that AT&T "publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations. In this regard, we note that the proposal relates to AT&T's network management practices. We further note that although net neutrality appears to be an important business matter for AT&T and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

February 1, 2011

Via E-mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. – Request to Exclude Shareholder Proposal of Trillium Asset Management Corp. on Behalf of Dave Dederer, et al.

Ladies and Gentlemen:

With regard to Mr. Kron's letter dated January 31, 2011 concerning the captioned shareholder proposal, we wish to note only the following:

- Mr. Kron asserts on page three of his letter that the distinction between a shareholder proposal requiring a report and one requiring implementation of a particular practice is irrelevant (and that AT&T made such an argument last year). This is not correct. Whether a proposal involves ordinary business matters and whether it seeks to micromanage the company are two different inquiries. As the Staff has established (and AT&T has argued previously), the distinction between a report and implementation is irrelevant to the first inquiry, but it is not irrelevant to the second.

- With respect to the 500 word limitation, to the extent it was not clear from our prior letters (December 10, 2010 and January 21, 2011), we oppose Mr. Kron's proposed amendment to the defective proposal. While a proponent of a defective proposal may be given an opportunity to cure the defect within the time frame established by Rule 14a-8, there is no basis for doing so when the proponent has been notified of the defect and chosen not to remedy it during the required time frame.

If you would like to discuss any aspect of our letters about the captioned proposal, please feel free to contact the undersigned at 212-558-3882.

Very truly yours,



David B. Harms

cc: Paul M. Wilson
(AT&T Inc.)

Jonas Kron
(Trillium Asset Management Corporation)

TRILLIUM ASSET MANAGEMENT®

Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

January 31, 2011

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. December 10, 2010 Request to Exclude Shareholder Proposal of Dave Dederer, Michael Diamond, Tamra Davis and John P. Silva, filed on their behalf by Trillium Asset Management Corporation, and Co-Proponents

Dear Sir/Madam:

This letter is submitted on behalf of Dave Dederer, Michael Diamond, Tamra Davis and John P. Silva by Trillium Asset Management Corporation, as their designated representative in this matter and all co-filers, (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of AT&T Inc. (hereinafter referred to as "AT&T" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to AT&T, to respond to the letter dated January 21, 2011 sent to the Office of Chief Counsel by the Company, its second letter in this matter.

Mindful of the large number of no-action letter requests the Staff is now considering and the need for conciseness, we would respectfully like to address the Company's latest assertions as briefly as possible. In doing so, we reiterate the points made in our January 13, 2011 letter and incorporate them herein.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to AT&T's counsel David Harms, Esq. via e-mail at harmsd@sullcrom.com.

The Proposal Focuses on Significant Policy Issue

The Staff has indicated that it considers a number of indicia when determining whether a proposal focuses on a significant policy issue. These indicia not only include the presence of widespread public debate, media coverage, regulatory activity and legislative activity, but also whether the issue has been part of the public debate for a sufficient length of time – what has been referred to as the "test-of-time."

In our letter of January 13, 2011 we have established that there has been an intense, broad and highly-public national discussion and debate involving the business community, the public, legislators, regulators and the press for at least three years, if not reaching back to 2005, when the Federal Communications Commission first addressed network neutrality, or 2006, when the Staff first considered the issue in a shareholder proposal. *Microsoft Corp.* (September 29, 2006).

Since our January 13th letter, the public debate has continued. Just last week, U.S. Senator Maria Cantwell introduced the Internet Freedom, Broadband Promotion, and Consumer Protection Act of 2011,[1] which focuses on network neutrality. In doing so she explained, "The reason a seemingly technical issue such as net neutrality has become such a politicized fight is that the financial stakes are so high."[2] And the bill itself went on to describe why the issue of network neutrality is so important:

> (1) Two-way communications networks constitute basic infrastructure that is as essential to our national economy as roads and electricity.
>
> (2) The broadband Internet constitutes the most important two-way communications infrastructure of our time.
>
> (3) Access to the broadband Internet is critical for job creation, economic growth, and technological innovation.
>
> (4) Access to the broadband Internet creates opportunity for more direct civic engagement, increased educational attainment, and enables free speech.

The Hill, a highly influential publication which reports on Congress, said "the debate has long since completed an evolution from arcane telecom debate to partisan lightning rod."[3]

The Proposal Does Not "probe too deeply into matters of a complex nature."

On the issue of micro-management, the Proposal is appropriate (1) because the matter (network management) is no more complex than any number of issues that have been deemed appropriate for shareholder consideration; and (2) because the Proposal does not seek intricate detail or "specific time-frames or methods for implementing complex policies."

The Company's argument conflates these two issues such that clarification is warranted. First, as we discussed in our January 13th letter, network management is analogous in complexity to any number of business issues and as such is permissible for investors to

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1 http://cantwell.senate.gov/news/012511_Net_Neutrality_bill_text.pdf
2 http://cantwell.senate.gov/news/record.cfm?id=330533
3 http://thehill.com/blogs/hillicon-valley/technology/139703-bono-mack-collecting-signatures-against-net-neutrality

consider. See, *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), *Halliburton Company* (March 11, 2009), *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010), *Cabot Oil & Gas Corp.* (January 28, 2010), *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010), *Public Service Enterprise Group Inc.* (February 17, 1998), *Northern States Power Co.* (February 9, 1998), *Carolina Power & Light Co.* (March 8, 1990), *Wal-Mart Stores, Inc.* (March 31, 2010).

Second, the Proposal sets forth a clear and simple recommendation to the Company and its shareholders. As in *Wal-Mart Stores, Inc.* (March 31, 2010), which encouraged the company to adopt a specific method for its supply chain (controlled atmospheric killing), the Proposal encourages the Company to adopt network neutrality as the guiding principle for its wireless network.

Finally, we note that the Company argues that the cases we cited are distinguishable because those proposals sought a report while our Proposal seeks implementation of a particular practice. Not only is this distinction irrelevant, as the Commission established in Exchange Act Release No. 34-20091 (August 16, 1983), but the Company argued precisely the opposite in its no-action request last year. See page five of AT&T's December 21, 2009 no-action request *AT&T Inc.* (March 1, 2010). Accordingly, we respectfully request the Staff conclude the Proposal cannot be excluded under Rule 14a-8(i)(7).

500-word limitation

While we continue to maintain that the Company did not afford the Proponents an adequate or meaningful opportunity to address its conclusion on the length of the Proposal, we note that the Company has not taken this opportunity to oppose our offer to amend the Proposal. If the Staff concludes that the Proposal as originally submitted could be excluded under the 500-word rule, we urge the Staff to accept the amended Proposal as being appropriate under Staff Legal Bulletin 14 (July 13, 2001) because it does not alter the substance of the proposal and does not require detailed and extensive editing in order to bring it into compliance with the proxy rules.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. Not only does the Proposal raise a significant social policy issue facing the Company, but it also raises the issue at a level of detail that is appropriate for shareholder consideration. Furthermore, the Proposal in its edited form clearly fits within the 500-word limitation. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin Nos. 14B and 14D we request the Staff fax a copy of its response to 617-482-6179 and/or email a copy of its response to jkron@trilliuminvest.com.

Sincerely,



Jonas Kron, Esq.

cc: Attorney David B. Harms
Sullivan & Cromwell LLP

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 21, 2011

Via E-mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. – Request to Exclude Shareholder Proposal of Trillium Asset Management Corp. on Behalf of Dave Dederer, et al.

Ladies and Gentlemen:

On behalf of AT&T, we are responding to the letter of Jonas Kron to the Staff dated January 13, 2010, in which Mr. Kron made several arguments in opposition to AT&T's request to exclude a shareholder proposal submitted by Mr. Kron on behalf of various proponents. AT&T's request for exclusion was made in our letter to the Staff dated December 10, 2010.

The Trillium proposal, if adopted by shareholders, would require AT&T to "commit to operate its wireless broadband network consistent with Internet neutrality principles". As described in our letter of December 10, the proposal is the latest in a line of similar proposals submitted by Mr. Kron in the past two years, both of which the Staff permitted AT&T to exclude on ordinary business grounds pursuant to item (i)(7) of Rule 14a-8. We believe the current proposal is excludable on the same grounds, as well as on eligibility grounds, for the reasons set forth in our earlier letter. We do not intend to restate AT&T's position in full as set forth in the earlier letter, but we would like to address briefly the four points raised by Mr. Kron in his letter. Mr. Kron's points do not address the key reasons why the Trillium proposal should be excluded and, in some respects, actually demonstrate the merits of AT&T's position.

(1) Citing Publicity Is Not Proof of a "Significant Policy Issue" or of the Absence of "Ordinary Business Operations"

The first eight pages of Mr. Kron's letter largely recite a litany of news articles and other public statements about net neutrality and the related FCC rulemaking process. However, none of this publicity, in terms of volume or focus, is meaningfully different from what has occurred for the last several years. In fact, many of the citations provided by Mr. Kron are lifted verbatim from the letter he submitted to the Staff in support of a similar proposal last year (see his Appendix B). In each of the last two years, the Staff has concluded that the publicity about net neutrality did not change the fact that shareholder proposals focused on net neutrality relate to AT&T's ordinary business operations – namely, its Internet network management practices. These practices involve complex technical, operational, business and regulatory issues and the prior proposals were excludable because they sought to subject a core management function to shareholder oversight. This conclusion is even more apt with regard to this year's proposal, for, unlike the prior versions, which merely called for AT&T's board of directors to prepare a report on net neutrality matters, the current proposal would actually require AT&T to operate its wireless broadband network in a manner dictated by stockholders – namely, by committing to operate the network in a manner "consistent with Internet network neutrality principles".

Mr. Kron contends that the media coverage surrounding the FCC's December 2010 vote on its proposed net neutrality rules somehow marked a turning point that transformed net neutrality into a "significant policy issue" for the purposes of Rule 14a-8. This coverage, however, reflected only the latest round in a long-running regulatory process. Similar media coverage attended the FCC's decision to propose the rules in 2009. The coverage in 2010 does not reflect a meaningful change in the significance of net neutrality or, more importantly, in its impact on ordinary business operations.

Mr. Kron also makes a point of noting that net neutrality is important to AT&T, and that its participation in the regulatory process is somehow evidence that net neutrality is a proper subject for shareholder oversight. We do not see how this is relevant to the issue at hand – namely, whether Internet network management practices are ordinary business operations. AT&T's interest in these matters should be of no surprise, precisely because they relate to its ordinary business operations.

Having reviewed the first main section of Mr. Kron's letter, we do not see any basis for concluding that, since the 2009 and 2010 proxy seasons, net neutrality has ceased to be a matter of ordinary business operations and been transformed into a significant policy issue. The first section merely updates the list of continuing publicity that Mr. Kron has submitted in the prior two years in support of similar proposals, both of which were excludable. He has not provided any reason why the Staff should change its now well-established position that net neutrality proposals can be excluded under item (i)(7) of Rule 14a-8.

(2) Even a "Simple" Proposal Can Micromanage Ordinary Business Operations

In the second main section of his letter, Mr. Kron argues that the current proposal should not be excluded on the ground that it seeks to micromanage complex management practices. His argument boils down to his claim that the proposal merely requires AT&T to treat all network data packets "in one manner" and, therefore, is not a "complex proposal". He is confusing the simplicity of the text of the proposal with the complexity of the ordinary business operations that the proposal seeks to regulate. As we noted in our earlier letter, the proposal would prevent AT&T from engaging in reasonable network management practices designed to address potential congestion, security and other wireless network problems and, as a result, could have serious, far-reaching effects on AT&T's ability to serve, attract and retain customers. A decision to implement such a sweeping policy cannot properly be made without taking into account a host of complex, interrelated considerations affecting day-to-day operations and the direction and success of AT&T's wireless business, and, thus, is a decision that can properly be made only by management. Requiring shareholders to decide these matters would indeed result in micromanagement that "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment".[1] Mr. Kron's letter does nothing to address the concerns raised by allowing shareholders to dictate the policies and practices that management must follow in what is, without doubt, a highly complex, dynamic and critical area of operations.

Mr. Kron cites numerous Staff no-action letters for the proposition that the Staff has previously declined to allow several issuers to exclude shareholder proposals relating to complex matters. Most of the letters he cites, however, dealt with proposals calling for the issuers to provide their shareholders with reports and other information about allegedly complex matters, not proposals that would dictate management practices with regard to complex matters as the current proposal would.[2] In any event, the Staff

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1 See *Apache Corp.* v. *The New York City Employees' Retirement System*, 621 F. Supp.2d 444 (S.D. Texas, 2008) (quoting SEC Release No. 34-40018 (1998). The *Apache* court concurred in the Staff's view that a shareholder proposal that seeks to micromanage ordinary business operations may be excluded even if it raises a significant policy issue.

2 In his discussion of complexity and micromanagement, Mr. Kron does not cite the Staff's letter to Marriott International, Inc. dated March 17, 2010, which involved a shareholder proposal that would have required the company to install energy-conserving showerheads in several test properties. Although the proponents argued that installing such fixtures would help address the problem of global warming, which they characterized as a major public policy issue, the company pointed out that the proposal, if adopted, would affect a range of management practices, including those relating to customer relations and product research, development and testing. The Staff granted the company's request, noting that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." Similarly, in AT&T's case, because the proposal seeks to dictate management policies and practices in the highly complex area of Internet network

has now allowed issuers to exclude shareholder proposals relating to net neutrality and Internet network management practices on numerous occasions, as noted in our December 10 letter. It is now well established that proposals of this kind relate to ordinary business operations and, thus, are not an appropriate subject for shareholder consideration.

(3) The Proponents Had Ample Opportunity to Cure the Excessive Length of Their Proposal and Failed to Do So

Mr. Kron claims that AT&T failed to give the proponents a "fair and meaningful opportunity" to fix their proposal when AT&T notified them that it exceeded the 500-word limit in item (d) of Rule 14a-8. In its timely deficiency notices, AT&T notified the Proponents and the Co-Proponents (i) of the 500-word limit, (ii) that the Proposal exceeded the limit, (iii) that, to remedy the deficiency, they needed to revise the proposal to comply with the limit, and (iv) of the required time frame for their responses. We believe this satisfied the requirements of Rule 14a-8. Moreover, we note that AT&T's deficiency notices were substantially similar in this regard to the deficiency notice in *Intel Corporation* (March 8, 2010), in which the Staff concurred in the exclusion of a proposal under Rule 14a-8(d). We also note that the no-action letters cited by Mr. Kron do not stand for the proposition that a company must explain its counting methodology to exclude a proposal under Rule 14a-8(d). While the Staff was unable to concur in the company's view that a proposal could be excluded under Rule 14a-8(d) in each of *TF Financial* (January 28, 1999) and *Abercrombie & Fitch Co.* (March 10, 2008), the Staff gave no basis for its position. Therefore, we continue to believe that AT&T may exclude the proposal under Rule 14a-8(d) as exceeding the 500-word limit.

(4) Two of the Co-Proponents Failed to Meet the Submission Deadline

As described in our December 10 letter, two of the co-proponents, St. Scholastica Monastery and Mt. St. Scholastica, failed to submit their proposals to AT&T

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management, it should be excludable on micromanagement grounds, even if it implicates a significant policy issue (which it does not).

at the address and by the time specified in last year's proxy statement. Mr. Kron concedes this is the case for St. Scholastica Monastery but argues that the failure by Mt. St. Scholastica should be excused. With respect to Mt. St. Scholastica, we reiterate our position that, as indicated by the tracking detail, the submission was not delivered to AT&T's headquarters until after the deadline due to an incorrect address. Therefore, we continue to believe that AT&T may exclude Mt. St. Scholastica as a co-sponsor pursuant to Rule 14a-8(e)(2).

* * * *

For the reasons set forth in our December 10 letter, we continue to believe that the current proposal is excludable under Rule 14a-8. We do not believe that the proponents' reply letter provides any basis for reaching a different conclusion or, more generally, for changing the Staff's established position that proposals relating to net neutrality and Internet network management relate to ordinary business operations.

Please feel free to contact me at 212-558-3882 if you would like to discuss any matters addressed in this letter or our earlier letter.

Very truly yours,



David B. Harms
Sullivan & Cromwell LLP

cc: Paul M. Wilson
General Attorney
(AT&T Inc.)

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
(Trillium Asset Management Corporation)

SC1:2984227.4



Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

January 13, 2011

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. December 10, 2010 Request to Exclude Shareholder Proposal of Dave Dederer, Michael Diamond, Tamra Davis and John P. Silva, filed on their behalf by Trillium Asset Management Corporation, and Co-Proponents

Dear Sir/Madam:

This letter is submitted on behalf of Dave Dederer, Michael Diamond, Tamra Davis and John P. Silva by Trillium Asset Management Corporation, as their designated representative in this matter and all co-filers, (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of AT&T Inc. (hereinafter referred to as "AT&T" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to AT&T, to respond to the letter dated December 10, 2010 sent to the Office of Chief Counsel by the Company, in which AT&T contends that the Proposal may be excluded from the Company's 2011 proxy statement under Rules 14a-8(i)(7), (d) and (f)(1). The Company also contends that two co-filers are excludable under Rule 14a-8(e)(2).

I have reviewed the Proposal, as well as the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in AT&T's 2011 proxy statement because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company; (2) the Proposal does not seek to micro-manage the Company; and (3) the proposal cannot be excluded under the 500-word rule. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company. With respect to Rule 14a-8(e)(2) we do not contest the Company's argument as to St. Scholastica Monastery, but believe that Mount St. Scholastica's submission was proper and timely.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to AT&T's counsel David Harms, Esq. via e-mail at harmsd@sullcrom.com.

The Proposal

The Proposal, the full text of which is attached as Appendix A requests:

the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

The Proposal Focuses On Significant Policy Issue

There is no question that the Staff concluded last year that network neutrality was not a significant policy issue at that time. And there is also no question that how AT&T operates its network is a day-to-day task of the Company.

But almost a year has passed since the Staff's examination of network neutrality and over that time the issue has been at the center of an intense, broad and highly-public national discussion and debate involving the business community, the public, legislators, regulators and the press.[1] This discussion and debate constitutes tangible evidence that, at this time, network neutrality is a significant policy issue that transcends the day-to-day business of the company.[2] We therefore believe that a new staff conclusion is warranted[3] and that the issue of network neutrality is now appropriate for shareholder consideration.

Much of the evidence that network neutrality is a significant policy issue stems from the national debate leading up to and following the Federal Communication Commission's (FCC) decision in 2010 to issue network neutrality rules – the first time it has ever done so. In the months leading up to the FCC vote on December 21, 2010, network neutrality was the cover story for the September 2, 2010 issue of *The Economist*[4] and the subject of dueling editorials and commentaries in the *New York Times*[5] and *The Wall Street Journal*.[6] Just last week the editorial

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[1] In discussing this issue we hereby incorporate the relevant portions of our 2010 letters which provides documentation of public interest, regulatory activity, legislative interest and media coverage in the issue for the past three years and attach that the first of those letters as Appendix B.

[2] As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). In addition, the Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.

[3] The Commission observed in 1998, in light of " changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*

[4] http://www.economist.com/node/16941635

[5] http://www.nytimes.com/2010/12/18/opinion/18sat2.html?ref=editorials

[6] http://online.wsj.com/article/SB10001424052748704369304575632522873994634.html and http://online.wsj.com/article/SB10001424052748703395204576023452250748540.html

board of *USA Today* weighed in with its position in favor of network neutrality protections for wireless Internet access and included an opposing view by Senator Kay Bailey Hutchison.[7]

A search of the *New York Times* website for the terms "wireless" and "net neutrality" appearing in the same story in 2010 generated 345 results; the same search of *The Wall Street Journal* generated 609 results. A search for "net neutrality" and "wireless" on Google News for just the month of December 2010 generated more than 1,000 results, including not only mainstream press,[8] but also the national business press[9] as well as the local press[10] of communities all across America.

In response to the FCC's December 21st vote, United States Senate Republican leader Mitch McConnell took to the floor of the Senate (and issued a press release and video) to attack the FCC action:

> Today, the Obama Administration, which has already nationalized health care, the auto industry, insurance companies, banks and student loans, will move forward with what could be a first step in controlling how Americans use the Internet by establishing federal regulations on its use. This would harm investment, stifle innovation, and lead to job losses. And that's why I, along with several of my colleagues, have urged the FCC Chairman to abandon this flawed approach. The Internet is an invaluable resource. It should be left alone.

---

[7] http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST_N.htm and http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST1_N.htm.

[8] For example see http://www.csmonitor.com/Innovation/Latest-News-Wires/2010/1222/Net-Neutrality-Why-the-new-rules-don-t-guarantee-internet-equality, http://thepage.time.com/2010/12/21/mcconnell-blasts-flawed-net-neutrality-rules/, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over, http://www.latimes.com/business/la-fi-fcc-net-neutrality-20101222,0,6432967.story, and http://www.cnn.com/2010/TECH/web/12/20/fcc.net.neutrality/.

[9] For example see http://www.businessweek.com/news/2010-11-03/at-t-comcast-may-fend-off-web-rules-under-republicans.html, http://www.upi.com/Business_News/2010/11/20/FCC-may-vote-on-net-neutrality-soon/UPI-59881290262311/, http://www.bloomberg.com/news/2010-11-30/at-t-gains-fcc-s-ear-as-regulators-near-decision-on-net-neutrality-rules.html, http://www.forbes.com/2010/12/13/net-neutrality-internet-regulation-opinions-contributors-james-glassman.html, http://www.nytimes.com/2010/12/21/business/media/21fcc.html?hp, http://thelastword.msnbc.msn.com/_news/2010/12/21/5691617-winners-and-losers-of-net-neutrality, http://moneymorning.com/2010/12/23/fcc-net-neutrality-plan-comcast-corp.-nasdaq-cmcsa-netflix-inc.-nasdaq-nflx/, http://money.cnn.com/2010/12/21/technology/fcc_net_neutrality_ruling/index.htm, http://www.businessweek.com/magazine/content/10_50/b4207043617708.htm, http://www.economist.com/node/17800141?story_id=17800141, http://www.investors.com/EditorialCartoons/Cartoon.aspx?id=558781, http://www.ibtimes.com/articles/96852/20110103/what-is-net-neutrality-what-does-this-mean-to-you.htm,

[10] For example see Iowa - http://www.kimt.com/content/localnews/story/Net-Neutrality-Explained/ZPQA-Efd6k6zWxG--Tc4ow.cspx, Georgia - http://www.onlineathens.com/stories/010211/opi_764289542.shtml, Worcester, Massachusetts - http://www.wbjournal.com/news48101.html and http://www.telegram.com/article/20110111/NEWS/101110357/1020, New Jersey - http://www.nj.com/opinion/times/oped/index.ssf?/base/news-1/129386436859640.xml&coll=5, California - http://sfbayview.com/2010/congresswoman-waters-fcc-net-neutrality-rules-could-especially-harm-people-of-color/; Boulder, Colorado - http://www.boulderweekly.com/article-4144-fcc-breaks-obamas-promise-on-net-neutrality.html; Denver, Colorado - http://www.bizjournals.com/denver/print-edition/2011/01/07/guess-who-foots-bill.html; Oregon - http://blog.oregonlive.com/siliconforest/2011/01/sen_merkley_urges_fcc_caution.html.

> As Americans become more aware of what's happening here, I suspect many will be as alarmed as I am at the government's intrusion. They'll wonder, as many already do, if this is a Trojan Horse for further meddling by the government. Fortunately, we'll have an opportunity in the new Congress to push back against new rules and regulations."[11]

Senator McConnell's fellow Republican leader in the House, Representative John Boehner, accused the FCC of pursuing a "government takeover of the Internet." "Under this job-killing big government scheme," he said, "the Obama administration is seeking to expand the power of the federal government."[12] In addition, 30 U.S. Senate Republicans wrote to the FCC stating their vehement opposition to any network neutrality rules; more than 300 members of both houses of Congress have publicly expressed opposition to FCC action.[13] Vocal support of network neutrality was expressed by many Democrats[14] and by members of the U.S. Congressional Internet Caucus, which has over 150 members.[15]

In response to the FCC vote, President Obama issued his own statement[16] not only about the importance of network neutrality as a campaign promise and an important policy goal of his administration, but as a principle that is critical to the U.S. economy and the nation's tradition of freedom of speech:

> Today's decision will help preserve the free and open nature of the Internet while encouraging innovation, protecting consumer choice, and defending free speech. Throughout this process, parties on all sides of this issue – from consumer groups to technology companies to broadband providers – came together to make their voices heard. This decision is an important component of our overall strategy to advance American innovation, economic growth, and job creation.
>
> As a candidate for President, I pledged to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression. That's a pledge I'll continue to keep as President. As technology and the market continue to evolve at a rapid pace, my Administration will remain vigilant and see to it that innovation is allowed to flourish, that consumers are protected from abuse, and that the democratic spirit of the Internet remains intact.
>
> I congratulate the FCC, its Chairman, Julius Genachowski, and Congressman Henry Waxman for their work achieving this important goal today.

---

[11] http://mcconnell.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=facd508e-1db6-46c6-a941-4e329a3bd2d3&ContentType_id=c19bc7a5-2bb9-4a73-b2ab-3c1b5191a72b&Group_id=0fd6ddca-6a05-4b26-8710-a0b7b59a8f1f

[12] http://thehill.com/blogs/hillicon-valley/technology/96503-boehner-slams-fcc-for-takeover-of-internetq

[13] http://blogs.wsj.com/washwire/2010/11/19/house-republicans-tell-fcc-no-net-neutrality-for-christmas/ and http://chambliss.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=0fd9a6e8-f6e9-4b03-8a32-1ab8a6629851&ContentType_id=5c81ba67-be20-4229-a615-966ecb0ccad6&Group_id=29a81778-8944-46e0-a550-9d034534e70a and http://washingtonexaminer.com/blogs/beltway-confidential/2010/12/senate-gop-likely-force-confrontation-fcc-net-neutrality-rules#ixzz18J0bwvMX

[14] http://kerry.senate.gov/press/release/?id=b389dc03-eab9-41f5-abf8-8781ae0ecbf8 -

[15] http://www.netcaucus.org/

[16] http://www.whitehouse.gov/the-press-office/2010/12/21/statement-president-today-s-fcc-vote-net-neutrality

In addition to more than 100,000 public comments[17] filed with the FCC on its proposed rules, dozens of non-governmental organizations representing widely divergent interest groups have taken the opportunity over the past year to make public statements about the importance of network neutrality. For example, the U.S. Chamber of Commerce expressed "deep concern" about network neutrality rules and their potential impact on "the tremendous investment, innovation, consumer choice, and job creation evidenced in today's broadband marketplace."[18] The National Council of Churches issued a statement declaring the importance of wireless network neutrality for social justice.[19]

The reason for all of this debate and attention is, as FCC Chairman Genachowski explained, quoting the inventor of the worldwide web Tim Berners-Lee, "A neutral communications medium is the basis of a fair, competitive market economy, of democracy, and of science." When reviewing the widespread reporting and commentary on the network neutrality rules, there is no debate that the issue itself – the rules of the road for the Internet – is vitally important to our economy, our democracy and our culture. As Senate Majority Leader McConnell stated:

> Later today the Federal Communications Commission is expected to approve new rules on how Americans access information on the Internet. It has a lot of people rightly concerned.
>
> The Internet has transformed our society, our economy, and the very way we communicate with others. It's served as a remarkable platform for innovation at the end of the 20th century and now at the beginning of the 21st century.

If the activities of AT&T are examined, one can see that the policy questions at stake are also of great importance to and a priority for the Company.[20] Over the course of the past year, not only has AT&T's public policy blog focused regular and significant attention on network neutrality with dozens of posts,[21] but it has been reported in the *Washington Post* that "AT&T was by far the most active in pushing its point of view that the agency shouldn't pursue rules. ... Top AT&T executives have met or called Chairman Julius Genachowski's office eight times in the week leading up to Thanksgiving."[22]

Bloomberg reported that same week that "AT&T Inc. has spoken more frequently than any other company with U.S. officials as they near a decision on rules that may restrict how carriers offer mobile Internet service, according to regulatory filings."[23]

---

[17] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A2.doc
[18] http://www.uschamber.com/press/releases/2010/august/us-chamber-fcc-effort-regulate-internet-jeopardizes-jobs
[19] http://www.ncccusa.org/news/101018netneutrality.html
[20] We note that the Company spends most of page 7 in its letter to argue that network neutrality would be detrimental to its business. We have reached the opposite conclusion, but observe that the Company's discussion of the merits of the proposal are not part of the ordinary business exclusion analysis and are better suited for a discussion before shareholders.
[21] http://attpublicpolicy.com/
[22] http://voices.washingtonpost.com/posttech/2010/11/the_federal_communications_com_6.html
[23] http://www.bloomberg.com/news/2010-11-30/at-t-gains-fcc-s-ear-as-regulators-near-decision-on-net-neutrality-rules.html

This came on top of a *Wall Street Journal* investigation showing AT&T spent $14.7 million lobbying against network neutrality rules in 2009. In its story, "Lobbying War Over Net Heats Up," the *Journal* included this graphic to illustrate the significant amount of money devoted to lobbying on network neutrality rules:


Capital in the Capitol | Lobbying for and against net neutrality rules in 2009
Phone/cable companies opposed to net neutrality rules
Verizon
National Cable & Telecom Assoc.
AT&T
Comcast
US Telecom Assoc.
Selected companies'/ organizations' spending on lobbying, in millions
Open Internet Coalition, a pro-net neutrality group
$4.03
Google
3.57
Sony
1.84
eBay
1.81
Amazon.com
1.72
ACLU
Source: Center for Responsive Politics

These numbers were only for 2009. Given the reports of heavy lobbying in 2010, one can only imagine the resources the Company devoted to this issue in 2010.[24] This significant interest was also not limited to lobbying in 2010 or 2009. *The Washington Post* reported in December 2010, "Over the past three years, more than 150 organizations hired at least 118 outside lobbying groups to influence the outcome of the vote currently scheduled for the commission's open meeting on Tuesday, Dec. 21."[25]

All of which begs the question, if network neutrality is so important that tens of millions of dollars are spent on lobbying, how can it not be a significant policy issue facing the Company? And how could it be that while citizen groups, politicians, lobbyists, individuals, and business interests can participate in a heated public policy debate that is covered extensively by the national media, that the Company considers network neutrality for wireless networks not a significant policy issue and therefore inappropriate for shareholder consideration?

Statements by multiple groups on both sides of the network neutrality debate following the FCC's December 2010 ruling make it clear that the issue will remain in the public spotlight and subject to heated debate – particularly with respect to how network neutrality principles are applied to wireless networks. As the *National Journal* put it, "The rancor in Washington over network neutrality is about to enter a new phase: all-out political and judicial warfare."[26]

---

[24] http://online.wsj.com/article/SB10001424052748704720804576009713669482024.html?mod=WSJ_newsreel_technology

[25] http://www.washingtonpost.com/wp-dyn/content/article/2010/12/17/AR2010121706183.html

[26] http://techdailydose.nationaljournal.com/2010/12/net-neutrality-vote-only-infla.php. See also, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.

In the weeks following the FCC vote the debate continued not only with the *USA Today* pieces featuring Senator Hutchison, but also in numerous other venues,[27] including *Forbes*.[28] On January 5, 2011 Representative Marsha Blackburn and 62 co-sponsors introduced H.R. 96 - *To prohibit the Federal Communications Commission from further regulating the Internet.*[29]

In this debate, there is a distinction between network neutrality in general and its specific application to wireless access; as a result, wireless network neutrality has received copious and widespread attention and has been the subject of particularly fierce discussion. In its December vote, the FCC generally exempted wireless networks from the non-discrimination and non-prioritization rules that it created for fixed broadband connections. This exception for wireless has been most hotly debated since August 2010 when it was first recommend by Verizon and Google and then included in legislation proposed in the House by Representative Waxman.[30] Wireless Internet access is one of the fastest growing segments of the telecommunications business and is also the prevailing manner of access for economic and racial minorities. That is why, when Verizon and Google announced a joint proposal for network neutrality and proposed to leave wireless access unprotected, a huge outcry ensued.[31]

FCC Chairman Genachowski acknowledged these concerns by warning that while there were large exceptions created for mobile, that

> we affirm our commitment to an ongoing process to ensure the continued evolution of mobile broadband in a way that's consistent with Internet freedom and openness.
>
> Any reduction in mobile Internet openness would be a cause for concern—as would any reduction in innovation and investment in mobile broadband applications, devices, or networks that depend on Internet openness.[32]

For the last three years the issue of network neutrality for both fixed and wireless broadband access has occupied a great deal of public attention. Going forward there is significant concern from some corners that any rules are a problem. As the current Senate Majority leader McConnell put it in December, "we'll have an opportunity in the new Congress to push back against new rules and regulations." Similarly, there is significant concern from other constituencies that wireless Internet access was given a wide exemption from the rules. The President of one such group, Public Knowledge, made the point on National Public Radio:

> People of color, poor people, this is how they're getting their broadband Internet access. They're getting it through wireless. And by setting different standards for wireline and

---

[27] http://www.huffingtonpost.com/morgan-reed/promising-elements-of-the_b_801132.html, http://host.madison.com/ct/news/opinion/editorial/article_f3dcf6cc-2363-5f26-bc5f-c5ae6c53f2c8.html, and http://www.flashreport.org/featured-columns-library0b.php?faID=2011010409062562.
[28] http://www.forbes.com/2011/01/05/internet-regulation-net-neutrality-opinions-contributors-wayne-crews.html.
[29] http://www.govtrack.us/congress/bill.xpd?bill=h112-96
[30] http://thomas.loc.gov/cgi-bin/query/z?c111:H.R.3101:
[31] http://www.nytimes.com/2010/08/10/technology/10net.html?ref=technology
[32] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A2.doc

> wireless, you're essentially saying we're okay with a two-tiered Internet, and we're going to have a digital divide of a different kind.[33]

Last week the *Washington Post* reported that House Republicans will be holding hearings on network neutrality.

> Neil Fried, a staff member (chief counsel) of the Republican-led House Energy and Commerce Committee, said overturning the FCC rules will be a priority for the new House lawmakers. He said the FCC chairman and staff will be called into hearings soon on the rules, which Republicans have called job-killing.
>
> "I think you can count on early in the year, one of the first tech issues is going to be net neutrality with a series of hearings on substance, to authority, to process," Fried said.

As demonstrated above, the issue has been the subject of widespread public debate, media coverage, regulatory activity, and legislative activity for at least three years. The issue shows no signs of subsiding in the wake of the FCC vote. The public debate will continue in Congress, at the FCC, in academia, in the newspapers and online. It is the most significant public policy issue confronting AT&T right now and for that very reason it is appropriate for shareholder consideration.

The Proposal Does Not Seek To Micromanage the Company

The Company argues that the Proposal should also be excluded because managing Internet access is a complex business and that the Proposal seeks to micromanage these intricate activities. The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve

[33] http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.

performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.

5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard the issue of network neutrality on the company's wireless networks is very appropriate for shareholder consideration. And the manner in which the proposal seeks to address it is similarly proper. For example, the proposal in *Halliburton Company* (March 11, 2009), which was not omitted and which sought relatively detailed information on political contributions, included the following resolve clause:

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Or consider the identical proposals in *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010) and *Cabot Oil & Gas Corp.* (January 28, 2010) that passed muster under the micro-management standard. This proposal requested a report on:

> the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing.

Also of relevance to this discussion is a series of proposals pertaining to banking and finance which sought a "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated," *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010). Arguably, derivatives trading and the sophisticated financial instruments involved in that market constitute one of the most complicated modern businesses on the planet today.

We also observe that shareholders have been permitted to consider proposals that focus on nuclear power generation, probably one of the most complex and technically demanding businesses from an environmental perspective - e.g. *Public Service Enterprise Group Inc.* (February 17, 1998), *Northern States Power Co.* (February 9, 1998), *Carolina Power & Light Co.* (March 8, 1990).

Finally, in *Wal-Mart Stores, Inc.* (March 31, 2010) the Staff permitted and asked the company to require the company's chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing. Wal-Mart has one of the most far-reaching and complex supply chains of any global business. Thus, while it may be complicated, shareholders can appreciate those complexities as they evaluate a proposal and make a reasonably informed decision about its implications for the company.

From these and many other examples, it is clear that shareholders have been deemed able to consider the merits of some very complex businesses and multifaceted issues. The Proposal we have filed with the Company is certainly within the parameters defined by these other cases. It is in fact a much simpler and more direct request of the Company.

Internet network management is of comparable complexity to operating a nuclear power plant, hydro-fracturing, derivatives trading, or managing the logistics of a global supply chain. And shareholders have been able to address proposals focused on issues involving the extraordinarily dangerous pressures of nuclear power generation; the famously complex requirements of the Internal Revenue Code; the societal struggles with affirmative action policies; the logistical intricacies and pressures of the global just-in-time supply chain web; and the multi-jurisdictional demands of some of the most complex regulatory structures in the nation designed to protect the quality of our water, air and soil.

The record is clear: in the past, shareholders have been deemed well suited to consider proposals that would impact how companies navigate complex matters. Our Proposal is no different. We are asking the Company to operate its wireless network consistent with network neutrality principles and we provide a reasonable level of detail about what that means. Yes, the Internet is complicated, as is operating a wireless network, but the Company has not demonstrated that it is any more complex than any of the precedent businesses just described.

As important, the Proposal does not seek to delve into the details of the Internet or the operating requirements of a wireless network. A complex proposal would have gone into the details of network administration. The Proposal, however, is actually exactly the opposite because it requests that the Company treat all packets in a non-discriminatory fashion. A complex proposal would have called for treating video packets in one manner, audio packets in another, peer-to-peer protocols in another, and email in yet another way. That would have required the company to implement technologies to discriminate one packet from another. But we have done the opposite by simply asking the company to treat all packets the same – i.e., the principle of non-discrimination described by the term network neutrality.

We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

Rule 14a-8(d) 500-word limitation

The company argues that the Proposal can be excluded for exceeding the 500-word limitation imposed by the rule.[34] We respectfully disagree as the company failed to provide the Proponents with a fair and meaningful opportunity to address its conclusion that the Proposal was too long. In the alternative, and in a good faith effort to resolve this technical disagreement reasonably, we are also providing a shorter version of the proposal that does not change the substance of the Proposal – see Appendix C.

Rule 14a-8(f) requires an issuer to provide proponents with notification that it believes that a proposal exceeds the 500-word limit. The staff clarified in Staff Legal Bulletin 14 (July 13, 2001) at section G.3 that the company should "provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects." This comports with the basic notions of fair process embodied by the rule and requires that an issuer at least explain how it calculated that a proposal and supporting statement exceeds 500 words. Without this information the proponent does not have a fair opportunity to cure a deficient proposal.

In *TF Financial* (January 28, 1999) the staff refused to permit the company to exclude the proposal where the company failed to provide any evidence that the proposal exceeded 500 words. In *TF Financial* the proponent noted that the company's letter did not state how many words the company counted in the proposal. Furthermore, it did not provide or explain the company's counting methodology. Rather, TF Financial merely asserted that the proposal exceeded the word limitation. The proponent argued that this made it impossible to address the

---

[34] Verizon and Comcast have also filed no-action requests on the Proposal, but have not argued that the Proposal exceeds the 500-word limitation.

company's assertions and explained that according to his word processing program the proposal contained fewer than 500 words. See also *Abercrombie & Fitch Co.* (March 10, 2008).

Clearly the Company failed to meet the requirements of the rules 14a-8(f) and 14a-8(d). Not only did it merely assert the Proposal exceeded 500 words without any proffered word count or any substantiation of its counting methodology, but it completely ignored our efforts to obtain some clarification. The Proponents called the Company (Attorney Paul Wilson, the author of the November 5th deficiency letter) on 4 separate occasions (November 15, 16, 17 and 22 – Company's Annex C) within the 14-day period seeking clarification. In each instance we either left a voice message or a message with Attorney Wilson's assistant inquiring about the Company's method of calculation and word count. Proponents also contacted the Company with a letter on November 23rd with the same questions. The Company, however, never responded to any of these inquiries, thereby making it impossible for us to address its assertions, and ultimately denied the Proponents a meaningful or fair opportunity to remedy the situation in a timely manner if the Proposal is in fact deficient.[35] At no time has the company provided its word count and it is only in its no-action request that it revealed the substance of its concerns. Until then we were met with a bald assertion followed by silence. As such, we respectfully request the Staff not allow the Company to exclude the Proposal pursuant to rules 14a-8(d) or (f).

Finally, in the spirit of good faith and to avoid the burden of examining this issue unnecessarily, the Proponents offer the attached revised proposal which cuts eleven words from the proposal by simply removing the following clause from the beginning of the last whereas paragraph: "Network neutrality on wireless networks is a significant public policy issue". (Appendix C)

We should clarify that in making this deletion, we are in no way implying that network neutrality on wireless networks is not a significant policy issue. Rather, removing this clause is a simple way to reduce the number of words without changing the substance of the Proposal in any manner. As the Staff explained in Staff Legal Bulletin 14 (July 13, 2001), "we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal" and do not "require detailed and extensive editing in order to bring them into compliance with the proxy rules." The removal of this clause is simple, easily executed, and readily understood while leaving the resolved clause untouched and the substance and tone of the whereas clauses unchanged.

---

[35] Without raising the larger argument about the holding of *Intel Corporation* (March 8, 2010) that dollar symbols and percentage symbols may be considered words, we note that *Intel* appears to at odds with another Staff decision - *Staten Island Bancorp* (March 21, 2000) which concluded that the staff would not count $20.00 as two words ("twenty dollars"), but as only one word. Respectfully, we believe *Staten Island Bancorp* presents the better approach as it is in keeping with the practices of word processing applications and the spirit of the rule. According to the SEC in Exchange Act Release No. 12,999, 1976 SEC LEXIS 326 (Nov. 22, 1976) long proposals "constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders and tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents." Treating dollar symbols and percentage symbols as words does not appear to make any meaningful progress towards achieving this policy goal. We also note that in *Intel* there was no substantive discussion by either party about the merits of treating dollar symbols and percentage symbols as words and that the company did not ask the Staff to reach such a conclusion. We respectfully believe that a significantly more robust consideration of the issue by the Staff, issuers and investors is warranted before adopting this standard.

Timeliness of Co-filers' Submissions

With respect to the submission of St. Scholastica Monastery, we do not contest the Company's assertion that the Proposal was not filed in a timely manner.

With respect to the submission of Mount St. Scholastica, we note that while the submission did not include the necessary suite number, it was delivered to AT&T's corporate headquarters and addressed to the Senior Vice President and Secretary of AT&T as requested by the Company. The entire building is addressed as Three AT&T Plaza and even in the absence of a proper suite number, one would presume that AT&T front desk personnel would be able to properly direct the submission. We also observe that Federal Express never contacted the co-filer in an effort to resolve the delivery question. If Federal Express had done so on the first opportunity, November 9, 2010, the address issue could have been resolved well in advance of the November 11, 2010 deadline. For these reasons we respectfully request the Staff deny the Company's request to exclude Mount St. Scholastica as a co-filer.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. Not only does the Proposal raise a significant social policy issue facing the Company, but it also raises the issue at a level of detail that is appropriate for shareholder consideration. Furthermore, the Proposal in its edited form clearly fits within the 500-word limitation. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin Nos. 14B and 14D we request the Staff fax a copy of its response to 617-482-6179 and/or email a copy of its response to jkron@trilliuminvest.com.

Sincerely,



Jonas Kron, Esq.

cc: Attorney David B. Harms
Sullivan & Cromwell LLP

Appendix A

Full Text of the Original Proposal

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain these benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. The report finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination on Internet networks has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. America's musicians and creative artists rely on open Internet principles, especially on wireless networks, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread interest and support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, Writers Guild of America (West), National Gay and Lesbian Task Force, and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," according to Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to a filing with the FCC by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Network neutrality on wireless networks is a significant public policy issue; failure to fully address this issue poses potential competitive, legal and reputational harm to our Company

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Appendix B
Excerpt from 2010 letter

Background

The issue of a free and open Internet – sometimes also referred to as net neutrality – has been part of the public discourse since at least September 2005, when the Federal Communications Commission began to address the issue with its Policy Statement introducing four principles designed "to foster creation, adoption and use of Internet broadband content, applications, services and attachments and to ensure consumers benefit from the innovation that comes from competition."[1]

Generally speaking, the principle underlying efforts at preserving the free and open architecture of the Internet is that there should be no or minimal restrictions on lawful content, technologies, applications or modes of communication on the Internet. There is, however, significant disagreement about what this principle means in application – how it might affect consumers' use and experience of the Internet; what it means for freedom of expression and association; what it might mean for the management of networks carrying Internet traffic; how it might affect innovation of and within the Internet; and the implications for businesses built upon the Internet.

Confirmation of the importance of this issue comes from two principal sources. The first source comprises a public record replete with proposed and enacted legislation and regulation, millions of pages of public statements and reports, and extensive worldwide media coverage involving thousands of individuals and organizations. The second source comprises the statements and actions of AT&T.

The Public Record

Regardless of one's position on the future of Internet architecture, there is strong consensus that it is a critically important issue affecting the future of our economy, our democracy, and our civic and artistic culture. For example, one important piece of pending Congressional legislation - H.R.3458 - Internet Freedom Preservation Act – which has 20 co-sponsors and declarations of support from at least 5 U.S. Senators, provides 14 findings about the role of the Internet in our society:

1. Our Nation's economy and society are increasingly dependent on Internet services.

2. The Internet is an essential infrastructure that is comparable to roads and electricity in its support for a diverse array of economic, social, and political activity.

3. Internet technologies and services hold the promise of advancing economic growth, fostering investment, creating jobs, and spurring technological innovation.

4. As the Nation becomes more reliant upon such Internet technologies and services, unfettered access to the Internet to offer, access, and utilize content, services, and applications is vital.

---

[1] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-05-151A1.pdf

5. The global leadership in high technology that the United States provides today stems directly from historic policies that embraced competition and openness and that have ensured that telecommunications networks are open to all lawful uses by all users.

6. The Internet was enabled by those historic policies and provides an open architecture medium for worldwide communications, providing a low barrier to entry for Internet-based content, applications, and services.

7. Due to legal and marketplace changes, these features of the Internet are no longer certain, and erosion of these historic policies permits telecommunications network operators to control who can and who cannot offer content, services, and applications over the Internet utilizing such networks.

8. The national economy would be severely harmed if the ability of Internet content, service, and application providers to reach consumers was frustrated by interference from broadband telecommunications network operators.

9. The overwhelming majority of residential consumers subscribe to Internet access service from 1 of only 2 wireline providers: the cable operator or the telephone company.

10. Internet access service providers have an economic interest to discriminate in favor of their own services, content, and applications and against other providers.

11. A network neutrality policy based upon the principle of nondiscrimination and consistent with the history of the Internet's development is essential to ensure that Internet services remain open to all consumers, entrepreneurs, innovators, and providers of lawful content, services, and applications.

12. A network neutrality policy is also essential to give certainty to small businesses, leading global companies, investors, and others who rely upon the Internet for commercial reasons.

13. A network neutrality policy can also permit Internet service providers to take action to protect network reliability, prevent unwanted electronic mail, and thwart illegal uses in the same way that telecommunications network operators have historically done consistent with the overarching principle of non-discrimination.

14. Because of the essential role of Internet services to the economic growth of the United States, to meet other national priorities, and to our right to free speech under the First Amendment of the Constitution of the United States, the United States should adopt a clear policy preserving the open nature of Internet communications and networks.

See also a Senate bill - S. 1836, Internet Freedom Act of 2009 - sponsored by Sen. John McCain. This significant congressional interest in the subject is consistent with two October letters discussing the importance of a free and open Internet from 29 U.S. Senators, including Byron

Dorgan, John Kerry, Christopher Dodd, Tom Harkin, Bill Nelson, Patrick Leahy, Maria Cantwell, Chuck Grassley, John McCain, Lindsey Graham, Tom Coburn, and Saxby Chambliss.[2]

In mid-October 2009, 72 Democratic Representatives wrote to the FCC to express concern about the future of a free and open Internet and how best to structure regulations for the public benefit.[3] Support for Net Neutrality was expressed by all of the major Democratic candidates in the 2008 Presidential election, Barack Obama, Joe Biden, Hillary Clinton, Christopher Dodd, John Edwards, Dennis Kucinich, and Bill Richardson – as well as Republican candidate Mike Huckabee.[4]

There is little doubt that the open and free architecture of the Internet has been important to free speech around the world. Whether it be a tool for political dissent in China or Iran, or for civic organization here in the United States, as the bipartisan Knight Commission recently reported, the Internet and "[t]he potential for using technology to create a more transparent and connected democracy has never seemed brighter."[5]

Just today, Secretary of State Hillary Clinton gave "an important speech on an important subject" – promoting a free and open Internet. Highlighting the significance of a free and open Internet to the economic, political and social health of the world she noted that "the spread of information networks is forming a new nervous system for our planet". She went on to observe that "The freedom to connect is like the freedom of assembly in cyber space. It allows individuals to get online, come together, and hopefully cooperate in the name of progress. Once you're on the internet, you don't need to be a tycoon or a rock star to have a huge impact on society." These are the very issues that are at the root of the net neutrality debate.[6]

The FCC reports in its opening of the current FCC rule making proceeding, over the past six years the issue of net neutrality has generated "100,000 pages of input in approximately 40,000 filings from interested companies, organizations, and individuals." These include hundreds of federal and state legislators and an extremely broad spectrum of public interest organizations. The list includes: the National Association for the Advancement of Colored People, National Council of La Raza, the National Disability Institute Asian American Justice Center, Hispanic Technology and Telecommunications Partnership, League of United Latin American Citizens, National Organization of Women, National Black Caucus of State Legislators, National Conference of Black Mayors, National Organization of Black County Officials, National Organization of Black Elected Legislative Women, Women in Municipal Government, Asian American Justice Center, American Conservative Union, American Library Association, Americans for Tax Reform, Consumer Federation of America, Consumers Union, and the Japanese American Citizens League. In just the 30 day period preceding the submission of this

---

[2] http://voices.washingtonpost.com/posttech/dorgan%20letter%20to%20chairman%20genachowski.pdf and http://voices.washingtonpost.com/posttech/senateletter.pdf.
[3] http://online.wsj.com/public/resources/documents/fcc_20091016.pdf
[4] http://news.cnet.com/8301-10784_3-9806431-7.html
[5] http://www.thefederalregister.com/d.p/2009-11-30-E9-28062
[6] http://www.foreignpolicy.com/articles/2010/01/21/internet_freedom?print=yes&hidecomments=yes&page=full

letter, the FCC received more than 20,000 filings and more than 100,000 comments on this issue.[7]

As FCC Chairman Genachowski noted in a September 2009 speech, a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."[8]

The issue is not only of importance in the United States. In December 2009, the European Commission made a declaration on net neutrality in the Official Journal of the European Union, stating:

> The Commission attaches high importance to preserving the open and neutral character of the Internet, taking full account of the will of the co-legislators now to enshrine net neutrality as a policy objective and regulatory principle to be promoted by national regulatory authorities, alongside the strengthening of related transparency requirements and the creation of safeguard powers for national regulatory authorities to prevent the degradation of services and the hindering or slowing down of traffic over public networks. The Commission will monitor closely the implementation of these provisions in the Member States, introducing a particular focus on how the "net freedoms" of European citizens are being safeguarded in its annual Progress Report to the European Parliament and the Council.[9]

A search for "net neutrality" on Google, will produce more than 21 million results. If the search is narrowed by the inclusion of the term "AT&T" more than 4 million results are produced, meaning that AT&T is associated with approximately 20% of all occurrences of "net neutrality" in global web searches.

Prominent academic institutions, such as Harvard University and Columbia University, have established well resourced centers devoted to these issues. At Harvard, the Berkman Center for Internet & Society has initiated projects on subjects such as "Internet and Democracy" and the "OpenNet Initiative" which devote academic instruction and research on content filtering and how the Internet impacts "the rights of citizens to access, develop and share independent sources of information, to advocate responsibly, to strengthen online networks, and to debate ideas freely with both civil society and government."[10]

Similarly, in January 2010 the Institute for Policy Integrity at New York University issued a report - *Free to Invest: The Economic Benefits of Preserving New Neutrality* - which examined

---

[7] http://fjallfoss.fcc.gov/ecfs/proceeding/view?z=3ehi&name=09-191 and http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-09-93A1.pdf
[8] http://www.openinternet.gov/read-speech.html
[9] http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2009:308:0002:0002:EN:PDF
[10] http://cyber.law.harvard.edu/ and http://www4.gsb.columbia.edu/citi/

net neutrality policy from an economic perspective. The report concluded that it would be advisable to construct net neutrality rules that "will facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good." The report finds that the open and free Internet accounts for billions of dollars of economic value for Americans.[11] For widely diversified investors, this economic perspective is critically important.

And shareholders are aware of the critical nature of these issues. For example, at CenturyTel, the nations fourth largest ISP, a 2009 shareholder resolution seeking greater company disclosure regarding network management practices and impacts on democratic values received a remarkable 30% of the vote – a clear expression of shareholder concern.

Actions and Statements of AT&T

In light of this widespread interest, in October 2009 the FCC proposed a rule-making process to address the issue of a free and open Internet.[12] In the lead up to the FCC announcement *The Wall Street Journal* reported that "AT&T has launched a full-blown campaign against the proposal," adding that "a fever pitch of public debate over the proposal" had already arisen.[13]

Indeed, in October 2009 AT&T sought to enlist the voice of its employees in the debate in a letter to all U.S.-based managers. After rightly noting the importance of the Internet for economic and job growth, James Cicconi, AT&T's Senior Executive Vice President for External and Legislative Affairs, encouraged them *and* their families and friends to write to the FCC and urge "the FCC not to regulate the Internet."

According to one news report:[14]

> Cicconi added that employees should use a personal e-mail address, which would downplay the fact that the comments were sourced from AT&T and likely disguise any pre-conceived biases reflecting their company's stance on the issue.
>
> "Over the last few weeks an extraordinary number of voices expressed concern over news reports that the Federal Communications Commission (FCC) is poised to regulate the Internet in a manner that would drive up consumer prices, and burden companies like ours while exempting companies like Google (NSDQ: GOOG)," Cicconi said in his memo. "We encourage you, your family and friends to join the voices telling the FCC not to regulate the Internet."
>
> The letter offers five points that AT&T employees can use to make a case against net neutrality on the FCC blog in the days preceding the agency's Thursday meeting.

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[11] http://www.policyintegrity.org/documents/Free_to_Invest.pdf
[12] http://www.openinternet.gov/
[13] http://online.wsj.com/article/SB10001424052748704597704574487224011507720.html
[14] http://www.crn.com/networking/220700461;jsessionid=TA1ZPNYKN45J1QE1GHRSKH4ATMY32JVN

AT&T has indeed been forceful in stating its positions, even engaging in direct debate with the White House. In November 2009, White House deputy chief technology officer Andrew McLaughlin told attendees at a telecommunications industry conference that free speech and network neutrality are "intrinsically linked." He went on to compare censorship in China to the need for free and open Internet rules in the United States.

AT&T's Mr. Cicconi issued an angry response, saying: "It is deeply disturbing when someone in a position of authority, like Mr. McLaughlin, is so intent on advancing his argument for regulation that he equates the outright censorship decisions of a communist government to the network congestion decisions of an American ISP. There is no valid comparison, and it's frankly an affront to suggest otherwise." The White House defended Mr. McLaughlin's comments, stating: "A key reason the Internet has been such a success is because it is the most open network in history. Mr. McLaughlin was simply reiterating the Administration's consistent support for the importance of an open Internet -- both at home and abroad."[15]

In December 2009, AT&T's Mr. Cicconi wrote a letter to FCC Chairman Genachowski on net neutrality issues in which he stated that the last 25 years of Internet innovation in the areas of technological, business and society "has transformed the world economy."[16]

Given all this, it should be of little surprise that several news organizations reported that AT&T is the most active lobbyist on these issues.[17] The *Washington Post* reported: "Facing a major regulatory issue that could be worth a fortune in future business, AT&T has unleashed the kind of lobbying blitz that makes it one of the grand corporate players of the great Washington game."[18]

Similarly, *The Wall Street Journal* noted that AT&T is "marshaling political allies, lobbyists and . . . labor unions for a fight over proposed 'net neutrality' rules that could affect tens of billions of dollars in investments." The *Journal* went on:

> Plenty of lobbyists have made their concerns about the FCC's proposal known to their political allies over the past few weeks. But AT&T lobbyists were particularly active, swarming Capitol Hill and state houses, prompting a bipartisan mix of governors, congressmen and senators to send worried letters to the FCC. Two big labor unions have taken out newspaper ads attacking the new rules.[19]

Or, as *BusinessWeek* described it in September 2009, the public debate over net neutrality is "likely to be the biggest telecom regulatory fight in more than a decade." [20]

---

[15] http://www.washingtonpost.com/wp-dyn/content/article/2009/11/24/AR2009112404175.html
[16] Letter from James Cicconi to FCC Chairman Jules Genachowski, December 15, 2009, filed with the Commission.
[17] http://www.opensecrets.org/news/2009/10/the-federal-communications-com.html and http://www.washingtonpost.com/wp-dyn/content/article/2009/10/21/AR2009102103944.html
[18] Id.
[19] *AT&T, Google Battle Over Web Rules,* Amy Schatz, Wall Street Journal October 23, 2009.
[20] http://www.businessweek.com/technology/content/sep2009/tc20090929_214957.htm

This is not business as usual for AT&T or any of its constituencies. This is particularly true in light of the Company's well recognized social obligations, as expressed through the Public Policy Committee's mandate. As the Proposal notes, AT&T's Board has a Public Policy Committee authorized "to review the corporate policies and practices in furtherance of AT&T's corporate social responsibility, including public policy issues affecting AT&T, its shareholders, employees, customers and the communities in which it operates; to determine how Company practices impact public expectations; and to provide guidance and perspective to the Board and management on these issues."

Trillium Asset Management, like all widely diversified investors, has a significant interest in this debate. The FCC's statements, and those of other commentators, include highly persuasive and compelling arguments that the architecture of the Internet will in fact have a major positive impact on the economy by virtue of its impact on free speech, civic participation, democratic engagement and marketplace competition, as well as robust broadband adoption and participation in the Internet community by minorities and other socially and economically disadvantaged groups. Many investors have concluded that the greatest source of risk to a broad portfolio is that profit-seeking externalities and risks caused by one portion of the portfolio come back into the portfolio elsewhere, lowering overall returns.

But we also believe the Company's position is not in the Company's long term interests. It puts the Company in a tenuous position relative to its reputation and its responsibilities to corporate social impacts and may also pose a long-term financial risk to the Company. As a result, it is a position that should not be taken.

For these reasons, we recommend that AT&T's Public Policy Committee re-examine our Company's policy position. The public policy debate now swirling around a free and open Internet may be one of the most important public policy debates the Company will confront this decade. It is entirely appropriate for shareholders to have the opportunity to consider the issue on this year's proxy.

Appendix C
Amended Proposal

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain these benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. The report finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination on Internet networks has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. America's musicians and creative artists rely on open Internet principles, especially on wireless networks, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread interest and support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, Writers Guild of America (West), National Gay and Lesbian Task Force, and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," according to Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to a filing with the

FCC by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Failure to fully address this issue poses potential competitive, legal and reputational harm to our Company

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. – Request to Exclude Stockholder Proposal of Trillium Asset Management Corp. on behalf of Dave Dederer, Michael Diamond, Tamra Davis and John P. Silva and Co-Proponents

Ladies and Gentlemen:

Our client, AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), proposes to exclude a stockholder proposal this year for the same reason the Commission staff (the "Staff") permitted the Company to exclude a substantially similar proposal in each of the last two years.[1] We believe the current proposal is merely an attempt to repackage previous proposals about AT&T's Internet network management practices, which the Staff concluded were excludable on ordinary business grounds under item (i)(7) of Rule 14a-8.

We also believe that the current proposal is excludable pursuant to item (d) of Rule 14a-8 and item (f)(1) of Rule 14a-8 because the proposal exceeds 500 words. In addition, we believe that the submissions filed by two co-sponsors are excludable pursuant to item (e)(2) of Rule 14a-8 because the submissions were received by the Company at its principal executive offices after the deadline established in its 2010 proxy statement.

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[1] Certain of the factual information in this letter was provided to us by the Company.

On behalf of AT&T, we respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Company excludes this year's stockholder proposal (the "Current Proposal") from its proxy statement and proxy card for the Company's 2011 annual meeting. The Current Proposal was submitted by Trillium Asset Management Corporation ("Trillium") on behalf of Dave Dederer, Michael Diamond, Tamra Davis and John P. Silva (collectively, the "Proponents").

Three other organizations, the Benedictine Sisters of Virginia, St. Scholastica Monastery and the Benedictine Sisters of Mount St. Scholastica ("Mount St. Scholastica" and collectively, the "Co-Proponents"), have also submitted a proposal to the Company that is identical to the Current Proposal and have asked to join the Proponents as co-filers of the Current Proposal. Thus, our request to confirm that the Current Proposal may be excluded from the Company's 2011 proxy statement applies with regard to these co-filers' submissions as well.

The Company intends to file the definitive proxy statement for its 2011 annual meeting more than 80 days after the date of this letter. Pursuant to Rule 14a-8(j) and Staff Bulletin No. 14D (November 7, 2008), we have submitted this letter, together with the Current Proposal and the Proponents' related correspondence, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have also sent copies of this letter and the accompanying documents to the Proponents and Co-Proponents, to the attention of their designated contact, Jonas Kron of Trillium.

The Current Proposal

The Current Proposal is entitled "Network Neutrality on Wireless Networks". In their statement supporting the Current Proposal, the Proponents cite "widespread interest and support of network neutrality" and note that wireless broadband networks are "the fastest-growing segment of the Internet". The Current Proposal then sets forth the following resolution to be adopted by stockholders at the Company's 2011 annual meeting:

> "RESOLVED: shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e. operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

The full text of the Current Proposal as well as related correspondence with the Proponents is attached hereto as Annex A.

The Prior Proposals

The Current Proposal is substantially similar to the stockholder proposals that were submitted by Mr. Kron of Trillium on behalf of other nominal proponents for consideration at the Company's 2009 annual meeting (the "2009 Proposal") and 2010 annual meeting (the "2010 Proposal" and together with the 2009 Proposal, the "Prior Proposals"). The Staff permitted the Company to exclude the Prior Proposals from the Company's 2010 and 2009 proxy statements pursuant to item (i)(7) of Rule 14a-8. See Letters regarding *AT&T Inc.* (March 1, 2010) and (January 26, 2009).

The 2009 Proposal, had it been adopted, would have called for the Board to prepare a report that discussed "the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet." In a follow-up letter from the proponents to the Staff dated January 9, 2009 (the "2009 Reply Letter"), the proponents emphasized that the 2009 Proposal focused on concerns that went beyond customer privacy to the "negative impacts, real and potential, of AT&T's Internet management activities on fundamental societal values such as privacy and free speech."[2] In particular, the 2009 Reply Letter expressed concerns about specific technologies central to the concept of net neutrality[3] and how those technologies affect "fundamental society values such as privacy and free speech." Nevertheless, the Staff concluded that AT&T could exclude the 2009 Proposal from the 2009 proxy statement because it related "to AT&T's ordinary business operations (*i.e.*, procedures for protecting user information)."[4]

The 2010 Proposal, had it been adopted, would have called for the Public Policy Committee of the Board to prepare a report "re-examining the Company's policy position [on net neutrality] and discussing how the Company could address the challenges presented by the free and open Internet in the context of AT&T's corporate social responsibility, its reputation, and the impact of the Company's policies on customers, communities and society." In a follow-up letter from the proponents to the Staff dated January 21, 2010 (the "2010 Reply Letter"), the proponents argued that the Staff should reverse its previously stated position that stockholder proposals dealing with net neutrality may be excluded because they deal with ordinary business operations. Once again, the Staff concluded that AT&T could exclude the 2010

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[2] In the 2009 Reply Letter, the Proponents argued that the "the focus [of the 2009 Proposal] is not limited to the narrow subject of customer privacy or privacy policies because the Company's Internet network management practices affect many more people than simply customers" and concluded that the 2009 Proposal "deals with the issue of freedom of expression such that customer privacy becomes a minority subset of issues that would be addressed within the context of public policy and public expectations of privacy."

[3] The current debate over net neutrality focuses on whether and to what extent Internet services providers should be required to implement certain non-discrimination requirements and other related obligations as part of their Internet network management practices and the impact those requirements could have on functionality and business performance.

[4] The Staff concurred in the Company's exclusion under Rule 14a-8(i)(7) of two similar proposals submitted by stockholders associated with Mr. Kron in connection with AT&T's 2007 and 2008 annual meetings. See Letters regarding *AT&T Inc.* (February 9, 2007 and February 7, 2008).

Proposal from the 2010 proxy statement because the proposal related "to AT&T's ordinary business operations" and the Staff stated that it did not believe AT&T's policy position on net neutrality was a significant social policy issue.

There is one important difference between the Current Proposal and the Prior Proposals. Whereas the Prior Proposals called for a report by the board of directors or a committee of the board of directors, the Current Proposal goes one step further and demands that the Company actually adopt and implement "net neutrality principles". If adopted the Current Proposal would compel management to adopt prescribed wireless Internet network management practices and to conduct the Company's day-to-day business operations accordingly. Even more so than the Prior Proposals, the Current Proposal is directly intrusive in the Company's ordinary business operations.

The Current Proposal Is Substantially Similar to the Prior Proposals

Whereas the Prior Proposals called for reports on the Company's policy position on net neutrality, the Current Proposal calls for the Company to commit to operate its wireless broadband network consistent with net neutrality principles. Therefore, while the subject matter of the Prior Proposals and the Current Proposal are substantially similar, the Current Proposal would interfere with the Company's ordinary business operations to a significantly greater extent than the Prior Proposals because the Company would be required to operate an important and complex area of its business in a manner prescribed by the Proponents.

The Proponents attempt to justify their intrusion into the Company's ordinary business operations on the grounds that network neutrality is a significant public policy issue. The Staff has repeatedly expressed its view that Internet network management practices and policy positions on net neutrality are not a significant public policy issue that is an appropriate subject for a stockholder proposal. See Letters regarding *AT&T* (March 1, 2010), *Sprint Nextel Corporation* (March 12, 2010), *Comcast Corporation* (March 18, 2010) and *Verizon Communications Inc.* (March 2, 2010). The Proponents assert, in similar fashion as the Prior Proposals, that net neutrality is a significant public policy issue, but do not offer any new reasons to demonstrate why the Staff's position is no longer valid and should be reversed. The Proponents do not describe any changes that have taken place in the past year to warrant overturning the Staff's established precedent. The Current Proposal simply repeats the assertion that Internet network management practices have an impact on the public.

The focus of the Current Proposal, when compared to the Prior Proposals, has been modified so as to directly affect the Company's management of its wireless broadband network; however, the Proponents do not offer a new public policy argument to justify reversal of the Staff's position. The Proponents state that wireless broadband networks have particular importance for minority and economically disadvantaged communities. Similarly, the 2010 Proposal argued that net neutrality was an issue that had received the attention of minority advocates. Therefore, the only change from the 2010 Proposal to the Current Proposal is that the Current Proposal's scope is limited to wireless Internet management practices, as opposed to wireless and wireline Internet network management practices. For the reasons set forth below, the Company believes that the Proposal would impermissibly interfere with the Company's ordinary business operations.

Regardless of the differences between the excluded Prior Proposals and the Current Proposal, each is focused on the Company's Internet network management practices – that is, on complex management functions that are an integral part of the Company's ordinary business operations. As such, the Current Proposal is another attempt by the Proponents to involve stockholders in an aspect of the Company's ordinary business operations that for good reason is the responsibility of management. However, unlike the Prior Proposals, the Current Proposal is framed in a way that is more directly intrusive in the Company's day-to-day operations: it is an attempt by the Proponents to prescribe the manner in which the Company must actually conduct an important aspect of its business. As discussed below, these functions involve a host of complex technical, business, financial and legal issues that cannot be overseen or directed effectively by stockholders and for this reason have traditionally and properly been regarded as being within the province of management.

The Current Proposal Relates to Ordinary Business Operations and May Be Excluded Pursuant to Rule 14a-8(i)(7)

Item (i)(7) of Rule 14a-8 permits a company to omit a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual stockholders meeting." This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

The Current Proposal Relates to Matters of Internet Network Management

The Current Proposal can be omitted under item (i)(7) because it seeks to prescribe the manner in which the Company engages in wireless Internet network management and would subject the Company's Internet network management practices to direct stockholder oversight. The implementation of these practices is an integral part of AT&T's day-to-day business operations and a function that is properly and necessarily left to the discretion of management.

The Company's position is supported by prior determinations by the Staff that practices relating to Internet network management are a core management function, not subject to stockholder direction or oversight, and thus proposals related to Internet network management practices are excludable. The Staff's earlier decisions to permit AT&T to exclude the Prior Proposals from the 2009 and 2010 proxy statements under item (i)(7) are relevant in this regard. The Staff concluded that the Prior Proposals related to the Company's ordinary business operations, in particular to aspects of the Company's Internet network management practices. While the Prior Proposals were related to the Company's policy position on net neutrality and its Internet network management practices, the Current Proposal goes beyond the Prior Proposals and prescribes how management should make important and complex business decisions and would impermissibly micro-manage the Company's wireless Internet management practices.

The Current Proposal calls for the Company to operate its wireless broadband network as a neutral network with neutral routing. The Company would be required not to privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination. The Current Proposal represents an attempt by the stockholders to prescribe the Company's wireless Internet network management practices and subject these practices to stockholder, rather than management, oversight. Internet network management practices involve complex technical, operational, business and regulatory issues of the kind that have traditionally been viewed as the proper domain of management, not stockholders. The Company's Internet network management practices are an integral part of the Company's service offerings to customers and are intertwined with these complex management issues. These practices, and management's decisions on whether and how to implement them, are integral parts of the Company's day-to-day operations and should be left to management oversight.

As stated above, the Staff has determined that Internet network management practices involve a company's ordinary business operations. The Current Proposal's focus on the Company's wireless broadband network should not change this determination. If anything, wireless Internet network management practices present additional challenges beyond those applicable to wireline Internet network management practices, making them even less appropriate for direct shareholder oversight.

The Federal Communications Commission (the "FCC") is currently engaged in an ongoing regulatory process to determine whether, and to what extent, the Internet network management practices of wireline and wireless providers should be regulated. On September 1, 2010, the FCC issued a public notice seeking comments related to the application of open Internet rules to mobile wireless Internet access services.[5] The FCC noted that network management associated with the provision of wireless Internet access services is a complex issue and that such services have unique characteristics

5 *Further Inquiry into Two Under-developed Issues in the Open Internet Proceeding*. GN Docket No. 09-191, WC Docket No. 07-52 (September 1, 2010), available under http://hraunfoss.fcc.gov/edocs_public/attachmatch/DA-10-1667A1.pdf.

related to technology, associated application and device markets and consumer usage.[6] Julius Genachowski, the FCC Chairman, noted that the issues raised by wireless Internet services are "complex, and the details matter" and that "even a proposal for enforceable rules can be flawed in its specifics and risk undermining the fundamental goal of preserving an open Internet."[7] These statements demonstrate the complex nature of wireless Internet network management and highlight that there are important interests and risks to balance to ensure that wireless broadband services are reliable and meet the needs of the Company's customers.

The FCC specifically noted that one of its primary concerns was congestion of scarce wireless network capacity. For example, there has been rapid growth in third-party applications that access the Internet via mobile devices and these applications may intensively use network capacity and present significant network management challenges. Management must be able to use its expertise to respond to and address such challenges. If these technical decisions, which are routinely made by management, were governed by the principles prescribed by the Proponents, there is a significant risk that certain applications or classes of applications may result in a decrease in the availability of wireless broadband services to the Company's customers and management will not be able to effectively respond.

Two questions on which the FCC sought comment were: "to what extent should mobile wireless providers be permitted to prevent or restrict the distribution or use of types of applications that may intensively use network capacity or that cause other network management challenges" and "is the use of reasonable network management sufficient, by itself or in combination with usage-based pricing, to address such concerns."[8] The Current Proposal would prevent the Company from engaging in reasonable network management practices designed to address potential congestion, security and other wireless network problems – any packet transmitted over the Company's wireless network would be required to be treated neutrally and without regard to the impact of such packets on the Company's wireless broadband network. As the FCC has recognized, reasonable network management practices are necessary to ensure that wireless services remain secure and accessible to all customers. If the Company was unable to engage in reasonable network management practices, the result could pose a substantial risk to the Company's business. For such reasons, management must have

---

6 The FCC specifically referred to AT&T Mobility, a plan by the Company to charge different prices based on the amount of data used by a customer. The FCC noted that the "emergence of new business models may reduce the providers' incentives to employ more restrictive network management practices that could run afoul of open Internet principles."

7 FCC Chairman Julius Genachowski Statement on Open Internet Public Notice (September 1, 2010), available under http://www.fcc.gov/Daily_Releases/Daily_Business/2010/db0901/DOC-301262A1.pdf.

8 The FCC adopted a Notice of Proposed Rulemaking in the Matter of Preserving the Open Internet in 2009. The proposal set forth six proposed "net neutrality" rules that are intended to preserve the "free and open Internet." The proposed rules would apply to broadband Internet access services and are all subject to reasonable network management. Federal Communications Commission, *Preserving the Open Internet; Broadband Industry Practices*, GN Docket No. 09-191, WC Docket No. 07-52, Notice of Proposed Rulemaking, 24 FCC Rcd 13060 (2009)

the ability to determine and implement appropriate network management practices in accordance with applicable regulations. Management, not the stockholders, is best suited to carry out this function.

As the foregoing demonstrates, the Current Proposal would require the Company to immerse its stockholders in a sprawling, complicated area of its business. The Current Proposal seeks to direct important management functions that the Staff recognized in 2009 and 2010 were not the proper subject of a stockholder proposal. Indeed, as noted below, the Staff has determined on several occasions that a company's policy on net neutrality is a matter of ordinary business.

In a letter regarding *Sprint Nextel Corporation* the Staff concluded that a stockholder proposal calling for a company to report on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open Internet could be excluded under item (i)(7).[9] The proponents of the proposal argued that "filtering Internet content is a significant publicly policy issue" and the proposal was made in response to the "commercial pressures to monetize Internet communications." The Staff allowed Sprint Nextel to exclude the proposal from its proxy materials on the ground that it related to Sprint Nextel's ordinary business operations. The Staff noted that the proposal related to the policies and procedures regarding Sprint Nextel's network management techniques and "does not focus on a significant social policy issue." See Letter regarding *Sprint Nextel Corporation* (March 12, 2010). The Current Proposal goes beyond the Prior Proposals and the Sprint proposal because it would commit the Company to engage in Internet network practices prescribed by the stockholders. The Staff has determined that a report on such practices impermissibly interferes with the Company's ordinary business operations. If a report on such practices impermissibly interferes with the Company's ordinary business operations, then a requirement that the Company operate in accordance with such practices would interfere with the Company's ordinary business operations to an even greater degree.

Thus, like the Prior Proposals and similar proposals regarding net neutrality, the Current Proposal focuses directly on the Company's policies and practices for Internet network management. As the Staff has already recognized on several occasions, matters of this kind are integral to the day-to-day business operations of a company and, as the Commission has long maintained, matters that are integral to day-to-day operations cannot, "as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40018 (May 21, 1998). For the same reasons that AT&T was permitted to exclude the Prior Proposals, it should be permitted to exclude the Current Proposal.

Perceived Public Policy Overlap Does Not Change the Outcome

The Proponents claim that the Current Proposal touches on matters of public policy. The fact that a proposal may touch upon a matter with possible public policy

[9] See also similar Letters regarding *AT&T* (March 1, 2010), *Comcast Corporation* (March 18, 2010) and *Verizon Communications Inc.* (March 2, 2010).

implications does not preclude exclusion under item (i)(7). According to Staff guidance, the question is whether the proposal primarily addresses matters of broad public policy or rather addresses matters essentially related to a company's internal business operations, planning and strategies. See Exchange Act Release No. 34-40018 (May 21, 1998) and Staff Legal Bulletin No. 14E (October 27, 2009). In fact, the Staff has consistently concurred with the exclusion of proposals that address ordinary business matters, even though they might also implicate public policy concerns. In a letter regarding *JP Morgan Chase & Co.*, the Staff concluded that a stockholder proposal calling for the company to adopt a policy barring future financing by the company of companies engaged in mountain top coal could be excluded under item (i)(7). The Staff permitted JP Morgan Chase & Co. to exclude the proposal because it addressed "matters beyond the environmental impact of JP Morgan Chase's project financing decisions, such as JP Morgan Chase's decision to extend credit or provide other financial services to particular types of customers." See letter regarding *JP Morgan Chase & Co.* (March 12, 2010). See also, *e.g.*, Letters regarding *Pfizer Inc.* (January 24, 2006) and *Marathon Oil* (January 23, 2006) (in both cases, excluding proposals calling for reports on economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the companies' business strategies and risk profiles); *Applied Digital Solutions, Inc.* (April 25, 2006) (excluding proposal calling for report on potential harm to public from company's radio frequency identification chips). As noted above, the Current Proposal is focused directly on the Company's Internet network management practices and thus on a host of complex management issues embedded in the Company's day-to-day operations. The subject matter of the Current Proposal is integrally related to the Company's ordinary business activities, regardless of any perceived public policy implications.

In the 2010 Reply Letter, the Proponents argued at length that the Company's Internet network management practices are a significant public policy issue and not a matter of ordinary business, and submitted voluminous press clippings and other background materials purporting to support this assertion. However, the Staff declined to adopt the view that Internet management practices are not a matter of ordinary business and permitted the Company to exclude the Prior Proposal, notwithstanding the Proponents' extensive public policy assertions. The Staff took substantially the same position with regard to the 2009 Proposal. In addition, the Staff has, on multiple occasions and, as noted above, four times last year, declined to identify net neutrality as a significant public policy issue rather than a matter of ordinary business operations.

Wireless Broadband Services Are Subject to Ongoing Government Regulation

Wireless communications providers must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. The FCC has recognized the importance of providing carriers with access to adequate spectrum to permit continued wireless growth and has begun investigating how to develop policies to promote that goal. As such, the Company believes that a stockholder proposal that compels management to adopt practices that are subject to regulation may interfere with the Company's ability to comply with any and all regulations enacted by the FCC.

As noted above, the FCC is currently engaged in a rulemaking process relating to the matter of preserving the open Internet. The Company may be required to comply with any such rules enacted by the FCC as a part of the rulemaking process. The Company's management must be able to respond to and implement wireless Internet network management practices in accordance with any governmental regulations. Such rules may be inconsistent with the Current Proposal; for example, the rules may require the Company to engage in reasonable network management practices involving non-neutral treatment of certain packets associated with public safety or national security communications or to respond to capacity constraints to ensure wireless broadband services are available when needed.

* * * * * * * * * *

In sum, the Company's wireless Internet network management practices are fundamentally related to the management of the Company's business. Management's decisions relating to those practices are integral aspects of the management function at AT&T, whether or not they might be of interest to some from a public policy perspective. Because the Current Proposal deals directly and extensively with matters that lie within the proper ambit of management, rather than stockholders, it should be excludable under item (i)(7), even if it purportedly touches upon a matter of public policy.

The Current Proposal Exceeds 500 Words and May Be Excluded Pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1)

The Current Proposal was submitted to the Company of behalf of the Proponents in a letter from Mr. Kron, dated November 1, 2010, which the Company received on November 2, 2010. On November 5, 2010, which was within 14 calendar days of the Company's receipt of the letter, the Company sent a letter to Mr. Kron (pursuant to Mr. Kron's request to submit any correspondence to him as representative of the Proponents) notifying the Proponents, among other things, that the Current Proposal exceeded 500 words and how to cure the procedural defect (the "Deficiency Notice"). See Annex B. As indicated by the tracking detail included in Annex B, the Deficiency Notice was delivered on November 8, 2010. Therefore, the Proponents were required to submit their response to the Deficiency Notice by November 22, 2010. Mr. Kron submitted a response to the Deficiency Notice on the Proponent's behalf on November 18, 2010. This letter included verification of the Proponents' ownership of AT&T shares but did not include a revised proposal with 500 or fewer words. See Annex C. On November 23, 2010, Mr. Kron submitted a second letter in response to the Deficiency Notice. See Annex C. In this letter, Mr. Kron acknowledged receipt of the Deficiency

Notice and expressed his view that the Current Proposal was 499 words long.[10] Neither Mr. Kron nor the Proponents submitted a revised proposal with 500 or fewer words.

The Company believes that it may exclude the Current Proposal pursuant to Rule 14a-8(f)(1) because the Current Proposal contains more than 500 words. Rule 14a-8(d) provides that a "proposal, including any accompanying supporting statement, may not exceed 500 words." Because the proposals submitted by the Co-Proponents were identical to the proposal submitted by the Proponents, the Company believes that it may exclude the submission of each Co-Proponent pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) as well.

The Company sent a deficiency notice to Benedictine Sisters of Virginia on November 12, 2010 and to each of St. Scholastica Monastery and Mount St. Scholastica on November 19, 2010. Each deficiency notice was submitted within 14 calendar days of the Company's receipt of the proposal from each Co-Proponent. See Annexes D, E and F, respectively. As indicated by the tracking detail included in Annexes D, E and F, these deficiency notices were delivered on November 15, November 22 and November 22, 2010, respectively. Therefore, the Co-Proponents were required to submit their responses to these deficiency notices by November 29, December 6 and December 6, 2010, respectively. None of the Co-Proponents submitted a revised proposal with 500 words or fewer.

The Staff has previously permitted companies to exclude a stockholder proposal under Rule 14a-8(d) and Rule 14a-8(f)(1) because the proposal and the supporting statement exceeded 500 words. In *Intel Corporation* (March 8, 2010), the Staff concurred in the exclusion of a proposal that exceeded 500 words and specifically noted that, in reaching this determination, it "counted each percent symbol and dollar sign as a separate word." Pursuant to this precedent, the Company counted each percent symbol in the Current Proposal as a separate word and determined that the Current Proposal exceeded 500 words. Accordingly, the Company believes that the Current Proposal is excludable under Rule 14a-8(d) and Rule 14a-8(f)(1) because it contains more than 500 words.

The Submissions by Two of the Co-Proponents Were Received by the Company at its Principal Executive Offices After the Deadline for Submitting Stockholder Proposals

Item (e)(2) of Rule 14a-8 provides that a stockholder proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." In the Company's 2010 proxy statement, the Company disclosed the deadline for receipt by the Company of stockholder proposals for the Company's 2011 annual meeting. The Company does not intend to hold its 2011 annual meeting more than 30 days before or after the date of its 2010 annual meeting.

[10] Mr. Kron also stated that he had "not received any objection to the length of the proposal filed by the lead filers." The basis for this statement is unclear, since the Deficiency Notice states that the Proposal exceeds 500 words.

The Staff has previously permitted companies to exclude a proposal pursuant to item (e)(2) of Rule 14a-8 when the proposal was received by the Company at its principal executive offices after the deadline for submitting stockholder proposals, even if there has been substantial compliance or good faith efforts by the stockholder. See, e.g. Letters regarding *Johnson & Johnson* (January 13, 2010), *AT&T Inc.* (January 4, 2010), *City National Corp.* (January 17, 2008), *Verizon Communications*, Inc. (January 29, 2008).

The Company's 2010 proxy statement clearly identified the deadline for submitting proposals for the Company's 2011 annual meeting as November 11, 2010 and specified the address to which stockholder proposals must be submitted as follows:

> Stockholder proposals intended to be included in the proxy materials for the 2011 Annual Meeting must be received by November 11, 2010. Such proposals should be sent in writing by courier or certified mail to the Senior Vice President and Secretary of AT&T at 208 S. Akard Street, Suite 3241, Dallas, Texas 75202. Stockholder proposals that are sent to any other person or location or by any other means may not be received in a timely manner.

The proposals of two of the Co-Proponents, St. Scholastica Monastery and Mount St. Scholastica, were both received at the Company's principal executive offices on November 15, 2010, four days after the November 11, 2010 deadline. As indicated by the copies of the envelopes included in Annexes E and F, neither of these submissions included the suite number specified in the 2010 proxy statement.

As indicated by the tracking detail included in Annex E, the submission of St. Scholastica Monastery was sent via first-class mail and postmarked on November 10, 2010, resulting in delivery to the Company four days after the November 11, 2010 deadline. St. Scholastica Monastery did not submit its proposal by a means that ensured delivery by the submission deadline or that permitted it to demonstrate when the proposal was received.

As indicated by the tracking detail included in Annex F, the submission of Mount St. Scholastica was sent via Federal Express on November 8, 2010; however, the proposal was not received until November 15, 2010. For each of November 9, 10 and 11, the tracking detail indicates "delivery exception and "incorrect address". Evidently, the "incorrect address" notation was due to Mount St. Scholastica's failure to include the complete address as provided in the 2010 proxy statement. The incomplete address resulted in a delay in the delivery to the Senior Vice President and Secretary of AT&T, who was identified as the appropriate addressee in the 2010 proxy statement.

The Company has not provided St. Scholastica Monastery or Mount St. Scholastica with a 14-day notice of the missed deadline pursuant to Rule 14a-8(f)(1). Under item (f)(1), notice of a deficiency in a proposal is not required if the deficiency cannot be remedied, such as when the proposal is not submitted by the properly determined deadline.[11]

The Company believes that it may properly omit St. Scholastica Monastery and Mount St. Scholastica as co-sponsors of the Current Proposal pursuant to Rule 14a-8(e)(2) because it received each of these Co-Proponents' submissions at its designated principal executive offices after the deadline for submitting proposals.

* * * * * * * * *

11 As noted above, the Company has provided each of the Co-Proponents with a deficiency notice with respect to the length of each proposal submitted by the Co-Proponents.

For the reasons set forth in this letter, we respectfully request the Staff to confirm that the Company may omit the Current Proposal from its 2011 proxy statement and proxy card in reliance on item (i)(7) of Rule 14a-8 or in reliance on items (d) and (f)(1) of Rule 14a-8. We also request that the Staff confirm that the Company may omit St. Scholastica Monastery and Mount St. Scholastica as co-sponsors in reliance on item (e)(2) of Rule 14a-8. If you would like to discuss this request, please feel free to contact the undersigned by telephone at (212) 558-3882 or e-mail at harmsd@sullcrom.com.

Sincerely,



David B. Harms
Sullivan & Cromwell LLP

Enclosures

cc: Paul Wilson
General Attorney
AT&T Inc.

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Annex A


TRILLIUM ASSET MANAGEMENT
Investing for a Better World

Trillium Asset Management Corporation
www.trilliuminvest.com

November 1, 2010

D. Wayne Watts
Senior Vice President and Corporate Secretary
AT&T, Inc.
208 S. Akard Street, Suite 3241,
Dallas, Texas 75202

Dear D. Wayne Watts,

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with AT&T Inc. on behalf of our clients Dave Dederer, Michael Diamond, Tamra Davis and John P. Silva. Trillium submits this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, our clients each hold more than $2,000 of AT&T common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2011 annual meeting. We will forward verification of our clients' position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (503) 592-0864 and at Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com. Please kindly confirm receipt of this letter via email.

Sincerely,

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

Cc: Randall L. Stephenson, Chairman, Chief Executive Officer and President
Enclosures

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain these benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. The report finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination on Internet networks has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. America's musicians and creative artists rely on open Internet principles, especially on wireless networks, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread interest and support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, Writers Guild of America (West), National Gay and Lesbian Task Force, and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," according to Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to a filing with the

FCC by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Network neutrality on wireless networks is a significant public policy issue; failure to fully address this issue poses potential competitive, legal and reputational harm to our Company

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Annex B



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3000.17
Dallas, TX 75202
214-464-5566

November 5, 2010

VIA UPS FOR OVERNIGHT DELIVERY

Trillium Asset Management
711 Atlantic Ave.
Boston, MA 02111
Attn: Jonas Kron

Dear Mr. Kron:

On November 2, 2010, we received your letter submitting a stockholder proposal on behalf of Dave Dederer, Michael Diamond, Tamra Davis and John P. Silva (the "Proponents") for inclusion in the proxy materials for AT&T Inc.'s 2011 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal exceeds this limit. To remedy this deficiency, you must revise your proposal to comply with the 500 word limit.

In addition, according to Rule 14a-8, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted, (b) have continuously owned these shares for at least one year prior to submitting the proposal, and (c) provide a written statement that the stockholder intends to continue to hold the shares through the date of the annual meeting.

The names of the Proponents do not appear in our records as registered stockholders. Therefore, in accordance with Rule 14a-8, for each Proponent, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. You must also submit a written statement that each Proponent intends to continue to hold the shares through the date of the annual meeting. *Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.*

Please note that if a Proponent or a qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided at a future date.

Sincerely,

Paul Wilson

Annex C

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 18, 2010

Via FedEx

Paul M Wilson
General Attorney
AT&T Inc.
208 S. Akard St
Room 3000.17
Dallas TX, 75202

Re: Request for verification

Dear Mr. Wilson:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from our clients as well as the custodial letter from Charles Schwab Advisor Services.

Please contact me if you have any questions at (617) 292-8026 ext. 248; Trillium Asset Management Corp. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

Sincerely,



Jonas Kron
Vice President
Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

BOSTON
711 Atlantic Avenue
800-548-5684

DURHAM
353 West Main Street, Second Floor
800-853-1311

SAN FRANCISCO BAY
800-933-4806

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Drive, Orlando, FL 32810
Tel (407) 806-6522

November 17, 2010

Re: David Dederer & D'Arcy McGrath/Joint Tenants Account ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 200 shares of common stock AT&T, Inc. These 200 shares have been held in this account continuously for one year prior to November 1, 2010.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Kron:

We hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on our behalf at AT&T, Inc..

We are the beneficial owners of 200 shares of AT&T, Inc. (T) common stock that we have continuously held for more than one year. We intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2011.

We specifically give Trillium Asset Management Corporation full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our names may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Dave Dederer
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

10/26/10
Date



D'Arcy McGrath
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

10-26-10
Date

charlesSCHWAB
ADVISOR SERVICES

1958 Summit Park Drive, Orlando, FL 32810
Tel (407) 806-6522

November 17, 2010

Re: Michael Diamond/Individual Account***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab &Co. holds as custodian for the above account 550 shares of common stock AT&T, Inc. These 550 shares have been held in this account continuously for one year prior to November 1, 2010.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at AT&T, Inc..

I am the beneficial owner of 550 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2011.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Michael Diamond
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

10/22/10
Date

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Drive, Orlando, FL 32810
Tel (407) 806-6522

November 17, 2010

Re: Tamra Davis/Individual Account ***OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 250 shares of common stock AT&T, Inc. These 250 shares have been held in this account continuously for one year prior to November 1, 2010.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass
Darrell Pass
Director

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at AT&T, Inc..

I am the beneficial owner of 250 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2011.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Tamra Davis
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

10/22/10
Date

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Drive, Orlando, FL 32810
Tel (407) 806-6522

November 17, 2010

Re: John P Silva/Individual Account ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 2175 shares of common stock AT&T, Inc. These 2175 shares have been held in this account continuously for one year prior to November 1, 2010.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,



Darrell Pass
Director

Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at AT&T, Inc..

I am the beneficial owner of 2,175 shares of AT&T, Inc. (T) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2011.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



John P. Silva
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

10 · 25 · 2010
Date

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 23, 2010

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St, Room 3030
Dallas, TX 75202

Dear Attorney Wilson,

We are in receipt of your letters to a number of co-filers regarding the length of the shareholder proposal. At this time, we have not received any objection to the length of the proposal filed by the lead filers. We have double-checked the length of all filed proposals by conducting another word count by hand; MSWord 2011 and 2007; and Google Docs. By our count, in all word processing applications and by hand, all filed proposals are 499 words long.

If you can be more specific as to your method of counting words and how long you believe the proposal to be, perhaps we can resolve this question. In an effort to obtain some clarification I have called your office and left messages on November 15, 16, 17, and 22.

Sincerely,



Jonas Kron
Deputy Director of ESG Research & Shareholder Advocacy
Trillium Asset Management Corporation

BOSTON
[illegible]
800-548-5684

DURHAM
[illegible]
800-853-1311

SAN FRANCISCO BAY
[illegible]
800 933 4806

Annex D



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 5, 2010

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Benedictine Sisters of Virginia to support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states that shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trillium Asset Management Corporation for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2370 shares of AT&T, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Jonas Kron of Trillium Asset Management Corporation at 503-592-0864 or at jkron@trilliuminvest.com.

Respectfully yours,

Sister Henry Marie Zimmermann

Sister Henry Marie Zimmermann
Treasurer

Enclosure: 2011 Shareholder Resolution

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain these benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. The report finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination on Internet networks has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. America's musicians and creative artists rely on open Internet principles, especially on wireless networks, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread interest and support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, Writers Guild of America (West), National Gay and Lesbian Task Force, and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," according to Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to a filing with the FCC by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Network neutrality on wireless networks is a significant public policy issue; failure to fully address this issue poses potential competitive, legal and reputational harm to our Company

---

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.



RECEIVED
NOV 16 2010
CORPORATE
SECRETARY'S OFFICE

November 5, 2010

Ms. Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

This letter will confirm that the Benedictine Sisters of Virginia currently own 2,000 shares of AT&T, Inc. Company. They have owned this stock more than one year and will continue to hold the stock through the annual meeting date.

Thank you and please feel free to contact me at 800-552-7757 if you have questions.

Sincerely,



John J. Muldowney
Senior Vice President

JJM/chg

Riverfront Plaza - West Tower, 901 East Byrd Street, Suite 500, Richmond, Virginia 23219

804-643-1811 | 800-552-7757 | www.ScottStringfellow.com



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202
214-757-7980

November 12, 2010

VIA UPS FOR OVERNIGHT DELIVERY

Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

Dear Ladies and Gentlemen:

On November 11, 2010, we received your letter submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2011 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal exceeds this limit. To remedy this deficiency, you must revise your proposal to comply with the 500 word limit.

In addition, according to Rule 14a-8, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

Your name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.*

Please note that if you or a qualified representative does not present the proposal at the annual meeting, it will not be voted on. The date and location of the annual meeting will be provided at a future date.

Sincerely,

Paul Wilson

cc: Jonas Kron, Trillium Asset Management

Annex E



ST. SCHOLASTICA MONASTERY

Benedictine Sisters

1301 South Albert Pike
Post Office Box 3489
Fort Smith, Arkansas 72913-3489
Telephone (479) 783-4147

November 09, 2010

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of ST. SCHOLASTICA MONASTERY in support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states that shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trillium Asset Management Corporation for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 29.18 shares of AT&T, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Jonas Kron ofTrillium Asset Management Corporation at 503-592-0864 or at jkron@trilliuminvest.com.

Respectfully yours,

S. Maria DeAngeli

Sr. Maria DeAngeli, President

Fax 479-782-4352 • E-mail: monastery@scholasticafortsmith.org • Website: www.scholasticafortsmith.org

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain these benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. The report finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination on Internet networks has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. America's musicians and creative artists rely on open Internet principles, especially on wireless networks, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread interest and support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, Writers Guild of America (West), National Gay and Lesbian Task Force, and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," according to Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to a filing with the FCC by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Network neutrality on wireless networks is a significant public policy issue; failure to fully address this issue poses potential competitive, legal and reputational harm to our Company

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

2200 N Rodney Parham
Suire 100
Little Rock, AR 72212

RECEIVED
NOV 1 6 2010
CORPORATE
SECRETARY'S OFFICE

MorganStanley
SmithBarney

November 10, 2010

AT & T, Inc.
Ann Effinger Meuleman
Senior Vice President and Secretary
208 South Akard Street
Dallas, TX 75202

RE: St. Scholastica Monastery

St. Scholastica Monastery owns 254 shares of AT & T, Inc. whose value as of 11-9-10 was $7,411.72. They have been held for more than one year. Per St. Scholastica Monastery instructions these shares will be held thru your next annual meeting.

Sincerely,



Mona Khairi
Complex Service Manager

This information is being provided at your request and does not replace or supersede your monthly Morgan Stanley Smith Barney customer statement. This information is based upon the market value of your account as of the close of business on November 9, 2010 and is subject to daily market fluctuation.



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202
214-757-7980

November 19, 2010

VIA UPS FOR OVERNIGHT DELIVERY

St. Scholastica Monastery
1301 South Albert Pike
Fort Smith, Arkansas 72913-3489
Attn.: Sr. Maria DeAngeli

VIA UPS FOR OVERNIGHT DELIVERY

Trillium Asset Management
711 Atlantic Ave.
Boston, MA 02111
Attn: Jonas Kron

Ladies and Gentlemen:

On November 15, 2010, we received your letter submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2011 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal exceeds this limit. To remedy this deficiency, you must revise your proposal to comply with the 500 word limit. *Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.*

Sincerely,

Paul Wilson

Paul M. Wilson
General Attorney

Annex F



Mount St. Scholastica

Benedictine Sisters

RECEIVED

NOV 15 2010

CORPORATE
SECRETARY'S OFFICE

November 8, 2010

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica in support the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states that shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trillium Asset Management Corporation for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2503 shares of AT&T, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Jonas Kron of Trillium Asset Management Corporation at 503-592-0864 or at jkron@trilliuminvest.com.

Respectfully yours,

Rose Marie Stallbaumer, OSB
Treasurer

Enclosure: 2011 Shareholder Resolution

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

A free and open Internet is critical to our nation's economy and society.

To maintain these benefits, broad non-discrimination principles must be vigorously applied to the fastest-growing segment of the Internet - wireless broadband networks.

These non-discrimination principles are commonly referred to as "network neutrality." According to the Congressional Research Service, network neutrality seeks "to ensure equal access and non-discriminatory treatment" for all content.

Network neutrality rules are needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. The report finds that an open Internet accounts for billions of dollars of economic value for Americans.

The principle of non-discrimination on Internet networks has been an engine for economic growth, empowering millions of America's small and medium-sized businesses through direct access to the Internet. America's musicians and creative artists rely on open Internet principles, especially on wireless networks, for access to audiences.

Federal Communication Commission (FCC) Chairman Genachowski has said that a free and open Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety."

Widespread interest and support of network neutrality is demonstrated by letters to the FCC from thousands of organizations including the American Library Association, Writers Guild of America (West), National Gay and Lesbian Task Force, and Consumer Federation of America.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, only 33% of whites accessed the Internet on cell phones compared to 51% of English-speaking Latinos and 46% of African Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

"The digital freedoms at stake are a 21st century civil rights issue," according to Colorofchange.org, an organization representing black Americans. Network neutrality on wireless networks is essential "to avoid unintentionally treating communities of color, people living in rural areas, and the poor as second-class digital citizens," according to a filing with the FCC by Latinos for Internet Freedom and a coalition of over 150 organizations representing the poor and communities of color.

Network neutrality on wireless networks is a significant public policy issue; failure to fully address this issue poses potential competitive, legal and reputational harm to our Company

Resolved, shareholders request the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202
214-757-7980

November 19, 2010

VIA UPS FOR OVERNIGHT DELIVERY

Mount St. Scholastica Benedictine Sisters
801 S. 8th Street
Atchison KS 66002
Attn: Rose Marie Stallbaumer

VIA UPS FOR OVERNIGHT DELIVERY

Trillium Asset Management
711 Atlantic Ave.
Boston, MA 02111
Attn: Jonas Kron

Ladies and Gentlemen:

On November 15, 2010, we received your letter submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2011 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Your proposal exceeds this limit. To remedy this deficiency, you must revise your proposal to comply with the 500 word limit. *Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.*

Sincerely,

Paul Wilson

Paul M. Wilson
General Attorney